February 14, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jim O’Connor

RE: THE CHINA FUND, INC. File No. 811-05749

Dear Mr. O’Connor:

This letter is written in response to the comments that you provided on February 10, 2012 regarding the preliminary proxy statement for the above-referenced Registrant (the “Proxy Statement”), which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on February 1, 2012. The comments of the SEC Staff and the Registrant’s responses are listed below:

1.	Comment: Under “Proposal 1 – Election of Directors”, in the last column of the table in the section “Information Concerning the Nominees and Members of the Board of Directors” please indicate that the information regarding other directorships is for the past 5 years as required by Schedule 14A Item 22(b)(4)(ii).

Response: The Registrant will incorporate the comment as requested.

2.	Comment: Under “Proposal 1 – Election of Directors”, in the first paragraph of the section “Leadership Structure and Board of Directors”, please note that the fact that Directors have extensive experience is not sufficient to support the statement required by Item 22(b)(11) that the leadership structure is appropriate.

Response: The Registrant will revise the first paragraph of the section “Leadership Structure and Board of Directors” under the section “Proposal 1 – Election of Directors” to read as follows:

The Board has general oversight responsibility with respect to the business and affairs of the Fund. The Board is responsible for overseeing the operations of the Fund in accordance with the provisions of the 1940 Act, other applicable laws and the Fund’s Articles of Incorporation. The Board is composed of five Independent Directors and one of the Independent Directors serves as Chairman of the Board. Generally, the Board acts by majority vote of all of the Directors, including a majority vote of the Independent Directors if required by applicable law. The Fund’s day-to-day operations are managed by the Investment Manager and other service providers who have been approved by the Board. The Board meets periodically throughout the year to oversee the Fund’s activities, review contractual arrangements with service providers, oversee compliance with regulatory requirements and review performance. The Board has determined that its leadership structure is appropriate given the size of the Board, the ~~extensive experience of each Director with the Fund~~ the fact that all of the Directors are not interested persons, and the nature of the Fund.

3.	Comment: Under “Proposal 1 – Election of Directors”, in the section “Leadership Structure and Board of Directors”, please disclose any legal proceedings going back ten years as required by Schedule 14A Item 22(b)(12).

Response: The Registrant confirms that there have been no legal proceedings that are required to be disclosed under either Item 22(b)(11) or (12) of Schedule 14A.

4.	Comment: Under “Proposal 1 – Election of Directors”, in the next to last sentence of the second paragraph of the section “Leadership Structure and Board of Directors”, what is meant by “greater responsibility or liability”? The Board has the normal responsibilities and liabilities of an investment company Board – no more, no less. Please consider deleting the text “and do not constitute a holding out of the Board or any Director as having any special expertise and should not be considered to impose any greater responsibility or liability on any such person or on the Board by reason thereof”. If this statement is intended to disclose that the Board members are not “experts” as defined in Sarbanes-Oxley this point should be made clear.

Response: The Registrant acknowledges that the Board has the normal responsibilities and liabilities of an investment company Board; however, the Registrant believes that it should be made clear that the references to the qualifications, attributes and skills of the Directors is not intended to suggest that they Board members have any special expertise or greater responsibility or liability. To make it clear that the Board continues to have the normal responsibilities and liabilities, the Registrant will revise the second paragraph of the section “Leadership Structure and Board of Directors” under the section “Proposal 1 – Election of Directors” to read as follows:

The Directors were selected to serve and continue on the Board based upon their skills, experience, judgment, analytical ability, diligence, ability to work effectively with other Directors and a commitment to the interests of stockholders and, a demonstrated willingness to take an independent and questioning view of management. Each Director currently also has considerable familiarity with the Fund and the Administrator, and their operations, as well as the special regulatory requirements governing regulated investment companies and the special responsibilities of investment company directors as a result of his or her substantial prior service as a Director of the Fund and, in several cases, as a director of other investment companies. In addition to those qualifications, the following is a brief summary of the specific experience, qualifications or skills that led to the conclusion, as of the date of this proxy statement, that each person identified below should serve as a Director for the Fund. References to the qualifications, attributes and skills of the Directors are pursuant to requirements of the Securities and Exchange Commission (“SEC”), and do not constitute a holding out of the Board or any Director as having any special expertise and should not be considered to impose any greater responsibility or liability than the normal responsibility and liability of an investment company Board member or Board on any such person or on the Board by reason thereof. As required by rules the SEC has adopted under the 1940 Act, the Fund’s Independent Directors select and nominate all candidates for Independent Director positions.

5.	Comment: Please delete or explain the use of brackets throughout the proxy statement.

Response: The Registrant will delete all brackets in the proxy statement.

6.	Comment: Under “Proposal 2”, in the second sentence of the first paragraph, please add “interim” in front of the reference to the Direct Investment Management Agreement with RCM.

Response: The Registrant will incorporate the comment as requested.

7.	Comment: Under “Proposal 2”, in the first paragraph, the disclosure indicates that the Fund “anticipates entering into” the Current Agreements and that the Current Agreements “replaced” the interim agreements. Are the Current Agreements in effect currently? When were the Current Agreements approved by the Board?

Response: The Current Agreements were not in effect at the time of the preliminary filing but are now in effect. The Current Agreements were approved by the Board on January 5, 2012. The Registrant will revise the first paragraph under the section “Proposal 2” to read as follows:

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On January 5, 2012, the Board of Directors, all of whom are Independent Directors, voted to approve and recommend to shareholders the approval of the proposed Investment Advisory and Management Agreement and the proposed Direct Investment Management Agreement between the Fund and RCM Asia Pacific Limited (“RCM”) (the “Proposed Agreements”). The Proposed Agreements, if approved, will replace the interim Investment Advisory and Management Agreement and interim Direct Investment Management Agreement, each dated February 10, 2012, between the Fund and RCM (the “Current Agreements”) ~~that the Fund anticipates entering into before the Meeting~~. The Current Agreements were not approved by the stockholders of the Fund. The Current Agreements replaced the interim Investment Advisory and Management Agreement dated November 9, 2011 between the Fund and Martin Currie, Inc. (“Martin Currie”), the interim Sub-Advisory Agreement between Martin Currie and APS Asset Management Pte Ltd (“APS”) dated November 10, 2011 and the Direct Investment Management Agreement between the Fund and Martin Currie dated April 14, 2007, (the “Martin Currie Direct Investment Management Agreement”). The interim Investment Advisory and Management Agreement with Martin Currie and the interim Sub-Advisory Agreement between Martin Currie and APS replaced the Investment Advisory and Management Agreement with Martin Currie dated March 19, 2004 (together with the Martin Currie Direct Investment Management Agreement, the “Prior Agreements”), which was terminated on November 9, 2011 upon Martin Currie’s delegation of management of the Fund’s portfolio to APS (an assignment of the contract under Section 15(a)(4) of the 1940 Act resulting in automatic termination). The interim Investment Advisory and Management Agreement with Martin Currie and the interim Sub-Advisory Agreement between Martin Currie and APS were not approved by shareholders. The Investment Advisory and Management Agreement with Martin Currie dated March 19, 2004 was approved by shareholders on March 18, 2004 and the Direct Investment Management Agreement with Martin Currie was approved by shareholders on April 13, 2007.

8.	Comment: Under “Proposal 2” appears that the “previous contract” as defined in Rule 15a-4(a)(3) was the one approved by shareholders on March 19, 2004. This “previous contract” was replaced by an “interim contract” as defined in Rule 15a-4(a)(2) that was approved by the Board on November 9, 2011 but not voted on by shareholders. The interim contract was superseded by the Current Agreements. When were the Current Agreements approved by the Board? If the Current Agreements are in effect it appears that the investment advisory agreement is an “interim contract” that was approved in violation of Rule 15a-4(a)(2)(ii) which requires that the Board vote “to approve an interim contract before the previous contract I terminated”. Do you assert that each of the two interim contracts comply with the terms of Rule 15a-4? Did the Board make the required findings before each of the interim contracts were entered into? Has Martin Currie already been paid for its services under the first interim contract? If so, how does this not violate Rule 15a-4(b)(2)(vi)? Is the Fund relying on the “Gartmore Global Partners No-Action Letter (July 31, 2000) or any other authority? If so, please discuss.

Response: Prior to November 2011, Martin Currie, Inc. (the “Previous Adviser”) served as the investment adviser of the China Fund, Inc. (the “Fund”). In November 2011, all of the employees of the Previous Adviser who provided advisory services to the Fund left the employ of the Adviser. The Previous Adviser at the same time delegated responsibility for advising the Fund to APS Asset Management Pte Ltd (“APS”), an unrelated entity with which the Previous Adviser had previously entered into an agreement to form a joint venture to provide advisory services greater China investment mandates. This delegation constituted an assignment of the advisory agreement between the Fund and the Previous Adviser, automatically terminating that agreement. In accordance with Rule 15a-4, the Fund then entered into an interim advisory agreement with the Previous Adviser and the Previous Adviser entered into an interim sub-advisory agreement with APS.

The Fund’s Board had been aware of the likely departure of the Previous Adviser’s employees described above and had commenced a process to identify a new adviser before November 2011. This process was completed in January 2012 when the Fund’s Board designated RCM Asia Pacific Limited (the “Proposed Adviser”) as the Fund’s “permanent” adviser.

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Because APS contemplated a very different portfolio structure for the Fund than had the Previous Adviser (under its departed China team), the Fund agreed with the Previous Adviser and APS that unless and until the Fund’s Board decided to designate the Previous Adviser/APS as the “permanent” adviser, APS should not make any radical changes to the Fund’s portfolio but instead should act as a “caretaker” to minimize any potential damage that might occur to the portfolio as a result of market events during the interim period. So that the Fund’s portfolio can be more actively managed and begin to assume the form envisioned by the Proposed Adviser, the Fund’s Board proposed that the Proposed Adviser begin managing the Fund’s portfolio under an interim agreement commencing in early February 2012. The Fund entered into the interim agreement with the Proposed Adviser in accordance with Rule 15a-4, except that the Board’s approval of that interim agreement occurred more than ten business days after termination of the “previous agreement” (as that term is defined in the Rule). This interim agreement terminates no later than 150 days from the date on which the Fund entered into the interim agreement with the Previous Adviser.

We believe that the Fund is permitted to rely on the Rule in entering into the interim agreement with the Proposed Adviser notwithstanding that Board approval of the agreement occurred more than ten business days after termination of the “previous agreement”. (The Board approved the agreement before it was entered into.) This is because we believe the ten business day limit was designed to prevent an adviser from advising a fund under an interim agreement for more than 10 business days without that agreement having been approved by the fund’s board. We note that when Rule 15a-4 was initially adopted in 1979 it did not impose a limit on the length of time from termination of the “previous agreement” to entering into an interim agreement under the Rule. The Rule did, however, require that the interim agreement be approved by the board before it was entered into. This requirement proved problematic, since one of the primary purposes of the Rule was to address the termination of a previous agreement due to an unexpected event, such as the death of the controlling person of the adviser. Because it may take several days to assemble a fund’s board to approve an interim agreement and to provide the board with the necessary information upon which to base that approval, there could be a gap between termination of the “previous agreement” and entering into an interim agreement. One of the principal purposes of amendments to the Rule in 1999 was to remedy the problem of the potential gap by permitting a fund to enter into an interim agreement prior to board approval of that agreement. The 10 business day limit was intended to limit the length of time between entering into the interim agreement and board approval. The proposing release for the 1999 amendments indicates that the purpose of this amendment was to provide a grace period for board approval. Release IC-23325, July 22, 1998. There is no suggestion in the release that the 10 business day limit was intended to limit the period of time from termination of the “previous agreement” to entry into an interim agreement or to limit the ability of a fund from entering into more than one interim agreement – prior to the 1999 amendments, the Rule did not impose either of these limits as long as an interim agreement was approved in advance by the board, did not have a term that extended beyond 120 days from the termination of the “previous agreement” and provided for advisory fees no greater than under the “previous agreement”.

The interim agreement with the Proposed Adviser complies with each of these requirements as reflected in the current Rule. The Fund’s Board believes that it was in the best interest of the Fund’s stockholders to enter into that agreement.

9.	Comment: Under “Proposal 2” in the first paragraph, please clarify whether the “delegation” referred to is an assignment described in Rule 15a-4(b)(1) or (2).

Response: Please see the responses provided in connection with Item 7 and Item 8 above.

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10.	Comment: Under “Proposal 2” in the second paragraph, please clarify the use of the term “Prior Agreement”.

Response: The term Prior Agreements refers to the interim Investment Advisory and Management Agreement with Martin Currie, the interim Sub-Advisory Agreement between Martin Currie and APS, the Investment Advisory and Management Agreement with Martin Currie, and the Direct Investment Management Agreement with Martin Currie. The term Prior Agreements is defined near the end of the second paragraph under the section “Proposal 2”.

11.	Comment: Under “Proposal 2” in the third paragraph, the fact that the agreements provide for substantially the same investment management and advisory services as provided under the Prior Agreements must be a finding of the Board. Please clarify.

Response: The Registrant will revise the third paragraph of the section “Proposal 2” as follows:

The Board has concluded that the Proposed Agreements provide for RCM to provide substantially the same investment advisory and management services as provided under the Prior Agreements, except that the proposed Direct Investment Management Agreement, which relates to the investment in unlisted securities or “direct investments”, does not require RCM to make any new direct investments ~~(an investment in an unlisted security)~~ but rather to supervise the disposition of the Fund’s existing direct investments. Also, the fees to be paid to RCM under the proposed Direct Investment Management Agreement are the same as the fees paid under the interim Direct Investment Management Agreement with RCM and lower than those paid to Martin Currie under the ~~existing~~ prior Direct Investment Management Agreement, as described below. RCM’s duties under the Proposed Agreements include making investment decisions, supervising the acquisition and disposition of investments and selecting brokers or dealers to execute these transactions in accordance with the Fund’s investment objective and policies and within the guidelines and directions established by the Fund’s Board of Directors.

12.	Comment: Under “Proposal 2” in the third paragraph, please clarify the purpose of the Direct Investment Management Agreement. Please clarify that the “existing” Direct Investment Management Agreement refers to the Current Agreements.

Response: Please see the response to Item 11 above.

13.	Comment: Under “Proposal 2” in the fifth paragraph, please add “by” RCM.

Response: The Registrant will incorporate the comment as requested.

14.	Comment: Under “Proposal 2” in the second sentence of the first paragraph in the section “Fee Provisions of the Proposed Agreements”, please add “the” in front of “interim Direct Investment Management Agreement”.

Response: The Registrant will incorporate the comment as requested.

15.	Comment: Under “Proposal 2” in the section “Fee Provisions of the Proposed Agreements”, have any payments have been made to either Martin Currie or RCM under the interim agreements?

Response: Payments have been made by the Fund to Martin Currie under the interim Investment Management and Advisory Agreement. No payments have been made by the Fund to RCM. The Registrant will revise the third paragraph in the section “Fee Provisions of the Proposed Agreements” under the section “Proposal 2” to read as follows:

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No payments were made under the Interim Investment Advisory and Management Agreement with Martin Currie or the interim Sub-Advisory Agreement with APS by the Fund for the fiscal year ended October 31, 2011. No payments were made under the Current Agreements to RCM by the Fund for the fiscal year ended October 31, 2011.

16.	Comment: Under “Proposal 2” in the section “Factors Considered by the Board regarding the Proposed Agreements”, is the statement in the second sentence saying that the Current Agreements are now in effect and that a new 150 day period under Rule 15a-4 started with their execution? This needs to be explained. How is the Current Agreement, the second interim agreement, valid under Rule 15a-4? Regardless of whether the Current Agreements are valid under Rule 15a-4, however the 150 day period runs from the expiration of the previous contract. Please see Rule 15a-4(a)(2)(ii).

Response: The Registrant will revise the first paragraph of the section “Factors Considered by the Board regarding the Proposed Agreements” under the section “Proposal 2” to read as follows:

The Board was asked to approve the Proposed Agreements with substantially the same terms and conditions as the Current Agreements, with the exception of the termination provision. The Current Agreements will expire within 150 days from the date ~~of execution~~ on which the Fund entered into the Interim Investment Advisory and Management Agreement with Martin Currie while the Proposed Agreements are legally required to be reviewed and re-approved by the Board once a year, after their initial two year terms. In being asked to approve the Proposed Agreements, the Board was assured by RCM that the Fund would continue to be managed in substantially the same manner under the Proposed Agreements as under the Current Agreements.

17.	Comment: Under “Proposal 2” in the section “Required Vote”, the concept of broker non-votes should be explained. The concept of broker discretionary voting in an uncontested director election should also be explained.

Response: The Registrant will revise the second paragraph of the section “Required Vote” under the section “Proposal 2” as follows:

Approval of the Proposed Agreements will require the affirmative vote of a majority of the Fund’s outstanding shares of common stock. As defined in the 1940 Act, a “majority of the outstanding shares” means the lesser of 67% of the voting securities present at the Annual Meeting of Stockholders, if a quorum is present, or 50% of the outstanding securities. For this purpose, both abstentions and broker non-votes will have the effect of a vote to disapprove the Proposed Agreements. Broker non-votes are shares held by brokers or nominees as to which (i) the broker or nominee does not have discretionary voting power and (ii) the broker or nominee has not received instructions from the beneficial owner or other person who is entitled to instruct how the shares will be voted. Brokers do, however, have the discretion to vote for directors in an uncontested election. Thus a broker may submit a proxy voting on Proposal 1 but not voting on Proposal 2 because the broker did not receive instructions on how to vote on Proposal 2 and this would result in a broker non-vote on Proposal 2. If this proposal is not approved by stockholders, the Fund will continue under the Current Agreements while the Board of Directors considers other steps.

Please contact me at (617) 662-1745 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Tracie A. Coop
Tracie A. Coop
Secretary, The China Fund, Inc.

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